MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1562 212 224 2518 FAX THOMAS L. MARTIN EXECUTIVE VICE PRESIDENT AND DEPUTY GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 30, 2010

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

SEC Staff Comments on Post-Effective Amendment No. 14 under the Securities Act of 1933 and No. 10 under the Investment Company Act of 1940 to the Registration Statement on Form N-6 of Mutual of America Separate Account No. 3 (VUL Policy) (SEC File No. 333-83413, 811-09487)

Dear Mr. Oh:

On behalf of the registrant, Mutual of America Life Insurance Company, set forth below are responses to the comments that you provided by telephone to Amy Latkin and me on April 12, 2010 and April 23, 2010 concerning the above referenced Post-Effective Amendments.

This will confirm my advices in our telephone conference that, as to all of the Separate Account No. 2 filings on Form N-4, and the Separate Account No. 3 filing on Form N-6, by this registrant, the date of the change in the Separate Account fee structure has been set at August 1, 2010, so that it will no longer read “on or after August 1, 2010”, and because of the date certain for the change, the May 1, 2010 prospectus will serve as notice of the change date, rather than a separate written notice, as had been contemplated when the exact date was uncertain.  The reference to the separate written notice has accordingly also been deleted, as was also mentioned in the April 12, 2010 telephone discussion.

On April 23, 2010, in discussing your supplementary comments to those we sent you prior to the effective date, as requested, you indicated that the Annual Separate Account Expense Tables should be restructured to add tables that show the expenses for policies issued prior to January 1, 2009 and for those issued on or after January 1, 2009.  As we discussed, we agreed to create separate Tables A and B for each set of policies, and we have accordingly separated the tables into two major divisions — one for policies issued prior to January 1, 2009 and one for policies issued on or after January 1, 2009.  Within each major division we have retained the Table A and Table B subdivisions to depict the current fee structure prior to the change date and the fees commencing on the change date.  In regard to the initial response to Comment 3A (i), you requested that a specific dollar amount be inserted in the tables for Policy Loan Interest, and as we discussed, we have inserted the net loan interest as of April 23, 2010 because the rate is an adjustable rate and is not susceptible to being stated as a fixed number without reference to a particular date.  We checked EDGAR and reviewed filings of other variable life separate accounts and we located language that appeared to match the information you mentioned in the April 23, 2010 call about other issuers’ prospectuses disclosing the differential between the interest earned and the interest charged, and that has been added to the footnote for the Policy Loan Interest line item.  Further to the April 23, 2010 telephone conversation, in regard to the discussion of the initial response to Comment 7A, we have added to the “Cost of Insurance Charges” section under “Charges and Deductions You Will Pay” language that we believe reflects the results of our conversation on disclosing the method of accessing the General Account and the investment alternatives to pay fees by not allocating the fees among all of the alternatives, but rather by charging each fund the full fee to the extent there are assets sufficient to pay it, and to move down the stated hierarchy in the S.A.I. until the fees are fully paid.

Comment 1:	Disclose if the Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.
Response:	The Company does not rely on Rule 12h-7.

Comment 2A:	Disclose when notice to Policyholders of the increase in Annual Separate Account Expenses will be provided.
Response:

As noted in the first paragraph of this letter, August 1, 2010, has been set as a firm date for the increase, so the phrase “on or after” has been deleted and references to a notice have been deleted since the prospectus will serve as notice of the change.

Comment 2:	Delete the last sentence of the preamble of “Transaction Expenses” under the heading “Tables of Annual Expenses.”
Response:	We have deleted the sentence, “we do not impose sales charges at the time of purchase, deferred sales charges at the time of surrender, or charges for exchanges between Investment Alternatives.”

Comment 2B:

Disclose that the policyholder always has the right to surrender the policy and receive the value of the invested assets under the policy, even in jurisdictions that otherwise require the return of premiums upon a cancellation within the 10-day free-work period.

Response:

Under our VUL policy, a policyholder can surrender it at any time without incurring any charges and, upon surrender, the policyholder would receive the surrender proceeds, consisting of the account value minus outstanding policy loans and unpaid charges. A reference to the ability to surrender has been added to the language under “Right to Examine Policy,” and a cross reference to “Access to Your Account Value — Surrender Policy,” has been added.

Comment 3A:	Disclose the maximum premium tax in the table.
Response:	Per our discussion on April 12, 2010, no change will be made, since Footnote (1) to the “Transaction Expenses” table describes the minimum and maximum premium tax rates.

Comment 3A(i):

Reconcile the information in Footnote (3) to the Periodic Expense Table with the information under “Policy Loans” and add a discussion of Policy Loans under “Charges and Deductions You will Pay,” with specific mention of whether the interest charged on the loan is offset by interest credited to the collateral.

In the Periodic Expense Table, insert a specific dollar amount for the Policy Loan Interest.
Response:

Footnote (3) has been augmented with a cross reference to “Access to Your Account Value — Policy Loans” and “Charges and Deductions You will Pay,” and more specific language addressing the Policy Loan interest was added to “access to Your Account Value.” In addition, a section on Policy Loans has been added to “Charges and Deductions You will Pay,” and a cross reference to this section has been added to the “Access to Your Account Value” policy loan disclosure. As for the interest on the collateral deposited in the General Account and the Policy Loan interest, they are treated separately and independently, so there is no offset and this has been clarified in “Charges and Deductions You will Pay.”

The net loan interest as of April 23, 2010 has been inserted into the Periodic Expesnes Table for the Policy Loan Interest because the rate is an adjustable rate and is not susceptible to being stated as a fixed number without reference to a particular date. We checked EDGAR and reviewed filings of other variable life separate accounts and we located language that appeared to match the information you mentioned in the April 23, 2010 call about other issuers’ prospectuses disclosing the differential between the interest earned and the interest charged, and that has been added to the footnote for the Policy Loan Interest line item.

Comment 3A(ii)	Expand the caption on the “Cost of Optional Riders” table to state that they are in addition to all periodic expenses shown in the table above it.
Response:	This has been done.

Comment 3B(i):	Clarify that the maximum fees under a policy are being increased
Response:

The maximum rates for policies are not being increased. The maximum rate for policies issued on or after January 1, 2009 was set at 2.00%, while other policies retain the 1.50% maximum, and the January 1, 2009 policy and its higher maximum rate were disclosed in the 2009 annual update. However, it was noted that the preamble to the table showing the cost of optional riders only referred to the 2.00% maximum and the language has been edited to show that the 1.50% applies for policies except that the 2.00% rate applies to policies issued on or after January 1, 2009.

Per the April 23, 2010 phone conversation, two tables have been created, one for policies issued prior to January 1, 2009 and one for policies issued on or after January 1, 2009. Within each major division we have retained the Table A and Table B subdivisions to depict the current fee structure prior to the change date and the fees commencing on the change date.

Comment 3B(ii)	Replace “following the effective date of the increase” in the caption above Tables A and B with “Commencing on the Change Date.”
Response:	This has been done.

Comment 3B(iii)	Reconcile the maximum Separate Account charge in the preamble with Footnote (6) to the table, as well as the tables themselves and set up separate footnotes for prior to and after the Change Date.
Response:

The language change to the preamble made in response to Comment 3B(i) addresses the reconciliation of the maximum fees in the various locations. Separate footnotes have been created, resulting in a new Footnote (6) and renumbering former Footnote (6) to Footnote (7). The necessary changes to the footnote references in the tables have been made.

Comment 4:	Check the descriptions of the investment alternatives to make sure they accurately reflect the objectives and policies of the underlying funds.
Response:	This has been done and any necessary language adjustments have been made.

Comment 5A:	Set forth a numerical minimum guaranteed interest rate under “our General Account.”
Response:	This has been done. As we had discussed, the 1% minimum under the NAIC formula was used.

Comment 5B:

Disclose that the General Account Assets are subject to claims of the Company’s general creditors and are the source of claims payments under our contracts and policies. In addition, mention that participants considering allocating amounts to the General Account should consider our claims paying ability and financial strength.

Response:	The requested disclosures have been added to “our General Account.”

Comment 6:

Under “Access to your Account Value — Policy Loans,” disclose that the collateralized amounts held in the General Account may earn less interest than they would have earned had they been placed in the Separate Account.

Response:

As disclosed in the existing language, collateral for loans on policies issued on or after January 1, 2009 will receive the declared rate of interest equal to the applicable rate for non-collateral amounts, so no additional disclosure has been made for policies issued on or after January 1, 2009. However, additional disclosure has been made for collateral of loans under policies issued prior to January 1, 2009, that amounts held in the General Account as collateral for a loan may earn interest at a rate different and lower than the rates earned by other amounts in the General Account and the interest it earns may be lower than the returns of some or all of the Separate Account investment alternatives.

Comment 7A:	Disclose the source from which the Cost of Insurance Charges are deducted under “Charges and Deductions You will Pay.”
Response:

We have added to the “Cost of Insurance Charges” section under “Charges and Deductions You Will Pay” language that we believe reflects the results of our conversation on disclosing the method of accessing the General Account and the investment alternatives to pay fees by not allocating the fees among all of the alternatives, but rather by charging each fund the full fee to the extent there are assets sufficient to pay it, and to move down the stated hierarchy in the S.A.I. until the fees are fully paid.

Comment 7B:	With regard to the Administrative Charges, specify the amounts, the source from which the fee is deducted and what services it covers.
Response:

The existing text discloses that the fee is 0.40% of assets, so it is not susceptible of being stated as a numerical amount. However, text has been added to “Charges and Deductions You will Pay — Administrative Charges” to specify the higher charge commencing on the Change Date and the effect of the credits for reimbursements by American Century and Fidelity in reducing the percentage applied for the Administrative Charge. The source of the fees has been disclosed and language describing the nature of the services provided has been added.

Comment 7C:	Disclose the current fee structure and fee structure to take effect on the the Change Date.
Response:

As noted in response to Comment 7B, this disclosure has been made and the differenece in the maximum rates has been noted for policies issued prior to January 1, 2009 and policies issued after January 1, 2009.

Comment 8:	Restore deleted language under “Requests by Telephone.”
Response:	The language has been restored.

Comment 9:	In the S.A.I., in regard to yield and performance information, identify whether it is in accordance with SEC standards and delete the cross reference to “performance information” on page 7.
Response:

The method of calculating yield and effective yield quotations is described in the S.A.I. and the description has been significantly changed, as was communicated to you in our April 19, 2010 telephone conversation. As I informed you on April 19, outside counsel was consulted for assistance and advised that references to “standardized” performance should be removed because that term is not applicable to Form N-6. The language that now appears in the S.A.I. for performance and yield information has been drafted by outside counsel. The deletion on page 7 has been made.

Comment 10:	Renumber the paragraphs in Part C to conform to the new N-6.
Response:	This has been done.

Comment 11:	Please confirm that the new opinion and consent of the Company’s General Counsel will be provided.
Response:

As discussed in our telephone conversation on April 19, 2010, I located the opinion and consent already on file from many years ago, and outside counsel discussed the fee changes that were being made in the May 1, 2010 post effective amendment. Their advice was that there has been no change in the security, so no new opinion and consent of General Counsel is necessary.

Comment 12:	Provide the primary underwriter contract as an exhibit for 26(c) of the Form N-6.

Response:

No contract has been provided since the Company distributes its products through its own salaried employees. There is no contract because the Company itself is distributor and principal underwriter of its products. Outside counsel has been consulted and has advised that this requirement is not applicable under these facts, as was noted when the initial Registration Statement Exhibit list was filed.

Comment 13:	Provide Tandy Representations and a Response to Comments No. 3, 5 and 6 prior to the effective date.
Response:	These items have been addressed.

If you have additional comments, please do not hesitate to contact me at the above telephone number.  I look forward to hearing from you if you require further information in regard to the request for acceleration with a May 1, 2010 effective date.  Thank you for your courtesies.

Very truly yours,

/s/ Thomas L. Martin

MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

April 30, 2010

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Mutual of America Separate Account No. 3

Post-Effective Amendment to Registration Statement on Form N-6

(File no. 333-83413 and 811-09487)

Filed pursuant to Rule 485(a) of the Securities Act of 1933

Commissioners:

As in-house counsel for Mutual of America Life Insurance Company, I participated in the preparation of the above referenced Post-Effective Amendment filed on the date hereof.  Such Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(B) of the Securities Act of 1933.

Sincerely,

/s/ Thomas L. Martin

Thomas L. Martin
Executive Vice President and
Deputy General Counsel

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

NEW YORK NY 10022-6839 212 224 1562 212 224 2518 FAX THOMAS L. MARTIN EXECUTIVE VICE PRESIDENT AND DEPUTY GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 30, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-1520

RE:	Mutual of America Life Insurance Company
Separate Account No. 3 (VUL) (the “Registrant”)
Form N-6 Registration Statement
Post-Effective Amendment No. 15 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 11 under the Investment
Company Act of 1940, as amended (“1940 Act”)
File Nos. 333-83413 and 811-09487 (“filing”)

Ladies and Gentlemen:

Mutual of America and Registrant filed Post-Effective Amendment No. 15 under the 1933 Act and Amendment No. 11 under the 1940 Act to the above-referenced Registration Statement on form N-6 on February 24, 2010.

In connection with this filing, the Registrant acknowledges that:

1.               The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Martin
Thomas L. Martin